Fuel Doctor Holdings, Inc.

23961 Craftsman Road #LM

Calabasas, CA 91302

February 28, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Tonya Aldave – Staff Attorney

Re:

Silverhill Management Services, Inc.

Current Report on Form 8-K/A

Filed January 19, 2012

File No. 333-1610582

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated February 3, 2012 (the "Comment Letter") relating to relating to Amendment No. 2 to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 19, 2012 (the “8-K”) of Fuel Doctor Holding, Inc. (the "Company"). The answers set forth herein refer to each of the Staff’s comments by number.

Current Report on Form 8-K

General

1.

We note your response to our prior comment two and reissue in part. We are unable to locate your NASCAR sponsorship agreement and racing partnership agreement with Red Bull USA.  Please revise and file them as exhibits to your registration statement or advise.

Response

The Company acknowledges the Staff’s comment however the Company advises the Staff that the Company does not have an agreement with Red Bull USA.  Red Bull USA co-shared sponsorships with the Company on Turn One Racing’s number 60 Truck competing in the NASCAR’s Camping World Truck Series 2011. Each company had alternated primary and associate sponsorships and both companies paid Turn One Racing separately for their sponsorship of the #60 truck.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

Description of Our Business, page 3

2.

We note your response to our prior comment 4 and reissue in part. Please revise to quantify your cumulative losses to date here and in the MD&A section.  In addition, please revise to refer to your “losses,” instead of “income” with parenthetical around the numbers.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on pages 3 and 9 in accordance with the Staff’s comment.

Additional motor sports partnerships, page 7

3.

We note your response to our prior comment 12.  However, it appears from your disclosure that your relationship with Red Bull USA and Triad Racing ended in 2011.  Please revise your disclosure to so state or advise.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on page 7 in accordance with the Staff’s comment.

Securities and Exchange Commission

February 28, 2012

Risks Factors, page 10

We May Need Additional Capital, page 8

4.

We note your response to our prior comment 14 and reissue in part.  We note your disclosure that you have raised $867,000.  Please describe this transaction in more detail.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on page 11 in accordance with the Staff’s comment.

Even If We Are Successful in Exploiting the Technology, page 11

5.

We note your response to our prior comment 16 and reissue in part. Please disclosure who your main competitors are.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on page 12 in accordance with the Staff’s comment.

Directors and Officer Compensation, page 15

6.

We note your response to our prior comment 22.  Please revise this section to disclose your director compensation or state that your CEO does not receive any additional compensation as a director.

Response

The Company acknowledges the Staff’s comment and has revised the 8-K on page 19 in accordance with the Staff’s comment.

We hereby acknowledge the following:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments and/or questions, please contact the undersigned at (818) 224-5678 or Gregory Sichenzia, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Mark Soffa

Mark Soffa

Chief Executive Officer

cc:

Gregory Sichenzia, Esq., Sichenzia Ross Friedman Ference LLP